SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Aptose Bioscience Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03835T200

(CUSIP Number)

May 4, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒    Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03835T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Bios Special Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,311,458 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,311,458 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,311,458 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 3,311,458 outstanding shares of common stock of the Issuer, no par value (“Shares”), directly held by Bios Special Opportunity Fund, LP as of the date hereof. Aaron Fletcher is the manager of Bios Advisors GP, LLC, the general partner of Bios Capital Management, LP, the general partner of Bios Equity SOF I, LP, the general partner of Bios Special Opportunity Fund, LP.

(2)	Based on 92,294,734 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 03835T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Bios Special Opportunity Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 925,042 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 925,042 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,042 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.11% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 925,042 outstanding Shares, directly held by Bios Special Opportunity Fund II, LP as of the date hereof. Aaron Fletcher is the manager of Bios Advisors GP, LLC, the general partner of Bios Capital Management, LP, the general partner of Bios Equity SOF I, LP, the general partner of Bios Special Opportunity Fund II, LP.

(2)	Based on 92,294,734 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 03835T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Bios Equity Partners SOF I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,236,500 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,236,500 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,236,500 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 4,236,500 outstanding Shares of which 925,042 shares are directly held by Bios Special Opportunity Fund II, LP and 3,311,458 are directly held by Bios Special Opportunity Fund, LP. Aaron Fletcher is the manager of Bios Advisors GP, LLC, the general partner of Bios Capital Management, LP, the general partner of Bios Equity SOF I, LP, the general partner of each of Bios Special Opportunity Fund II, LP and Bios Special Opportunity Fund, LP.

(2)	Based on 92,294,734 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 03835T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Precise Bios Special Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 250,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 250,000 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 250,000 outstanding Shares directly held by Precise Bios Special Opportunities LLC as of the date hereof.

(2)	Based on 92,294,734 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 03835T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joseph O’Donnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 100,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 100,000 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.11% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 100,000 outstanding Shares, directly held by Joseph O’Donnell as of the date hereof.

(2)	Based on 92,294,734 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 03835T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kleinheinz Family Foundation for the Arts and Education
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 124,100 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 124,100 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,100 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 124,100 outstanding Shares directly held by the Kleinheinz Family Foundation for the Arts and Education as of the date hereof.

(2)	Based on 92,294,734 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 03835T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Robert Vernon Vanman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 200,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 200,000 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 200,000 outstanding Shares directly held by Robert Vernon Vanman as of the date hereof.

(2)	Based on 92,294,734 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 03835T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Vanman Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 200,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 200,000 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 200,000 outstanding Shares directly held by Vanman Charitable Foundation as of the date hereof.

(2)	Based on 92,294,734 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 03835T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Bios Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,110,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,110,600 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,110,600 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Bios Equity Partners SOF I, LP, which is the general partner of each of Bios Special Opportunity Fund II, LP and Bios Special Opportunity Fund, LP, and in its capacity as investment adviser to each of Precise Bios Special Opportunities LLC, Joseph O’Donnell, Kleinheinz Family Foundation for the Arts and Education, Robert Vernon Vanman, and Vanman Charitable Foundation. Aaron Fletcher is the manager of Bios Advisors GP, LLC, the general partner of Bios Capital Management, LP, the general partner of Bios Equity SOF I, LP, the general partner of each of Bios Special Opportunity Fund II, LP and Bios Special Opportunity Fund, LP.

(2)	Based on 92,294,734 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 03835T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Bios Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,110,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,110,600 (1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,110,600 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Bios Capital Management, L.P., the general partner of each Bios Equity Partners SOF I, LP, which is the general partner of each of Bios Special Opportunity Fund II, LP and Bios Special Opportunity Fund, LP, and the investment adviser to each of Precise Bios Special Opportunities LLC, Joseph O’Donnell, Kleinheinz Family Foundation for the Arts and Education, Robert Vernon Vanman, and Vanman Charitable Foundation. Aaron Fletcher is the manager of Bios Advisors GP, LLC, the general partner of Bios Capital Management, LP, the general partner of Bios Equity SOF I, LP, the general partner of each of Bios Special Opportunity Fund II, LP and Bios Special Opportunity Fund, LP.

(2)	Based on 92,294,734 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 03835T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aaron G.L. Fletcher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,246,788 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,246,788 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,246,788 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.77% (2)
12	TYPE OF REPORTING PERSON IN, HC

(1)	Consists of 1,136,188 outstanding Shares directly held by Aaron G.L. Fletcher as of the date hereof, as well as in his capacity as Manager of Bios Advisors GP, LLC, the general partner of Bios Capital Management, LP, the general partner of each Bios Equity Partners SOF I, LP, which is the general partner of each of Bios Special Opportunity Fund II, LP and Bios Special Opportunity Fund, LP. Bios Capital Management LP also act as the investment adviser to each of Precise Bios Special Opportunities LLC, Joseph O’Donnell, Kleinheinz Family Foundation for the Arts and Education, Robert Vernon Vanman, and Vanman Charitable Foundation. Aaron Fletcher is the manager of Bios Advisors GP, LLC, the general partner of Bios Capital Management, LP, the general partner of Bios Equity SOF I, LP, the general partner of each of Bios Special Opportunity Fund II, LP and Bios Special Opportunity Fund, LP.

(4)	Based on 92,294,734 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

Item 1(a)	Name of Issuer:

Aptose Bioscience Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

251 Consumers Road, Suite 1105
Toronto, Ontario M2J 4R3
Canada

Item 2(a)	Name of Persons Filing:

Bios Special Opportunity Fund II, LP, Bios Special Opportunity Fund, LP, Bios Equity Partners SOF I, LP, Precise Bios Special Opportunities LLC, Joseph O'Donnell, Kleinheinz Family Foundation for the Arts and Education, Robert Vernon Vanman, Vanman Charitable Foundation, Bios Advisors GP, LLC, and Aaron G.L. Fletcher.

Item 2(b)	Address of Principal Business Office of the Reporting Persons:

1751 River Run, Suite 400
Fort Worth, TX 76107

Item 2(c)	Citizenship:

Texas, USA

Item 2(d)	Title of Class of Securities:

Common Shares

Item 2(e)	CUSIP Number:

03835T200

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________________

Item 4.	Ownership.

The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

Bios Special Opportunity Fund II, LP (“SOF II”) is the direct owner of 925,042 Shares, constituting approximately 0.11% of the Issuer’s Shares, and has the sole power to vote and dispose of such securities.

Bios Special Opportunity Fund, LP (“SOF”) is the direct owner of 3,311,458 Shares, constituting approximately 3.6% of the Issuer’s Shares, and has the sole power to vote and dispose of such securities.

Bios Equity Partners SOF I, LP (“BEP SOF I”), in its capacity as the general partner of SOF II and SOF, has the ability to direct the management of the business of SOF II and SOF, including the power to vote and dispose of securities held by SOF II and SOF. Therefore, BEP SOF I may be deemed to have indirect beneficial ownership of the Shares held by SOF II and SOF.

Precise Bios Special Opportunities LLC is the direct owner of 250,000 Shares, constituting approximately 0.3% of the Issuer’s Shares. Bios Capital Management, LP (“Bios Capital Management”), in its capacity as investment adviser to Precise Bios Special Opportunities LLC, has the sole power to vote and dispose of such securities.

Joseph O’Donnell is the direct owner of 100,000 Shares, constituting approximately 0.11% of the Issuer’s Shares. Bios Capital Management, in its capacity as investment adviser to Mr. O’Donnell has the sole power to vote and dispose of such securities.

Kleinheinz Family Foundation for the Arts and Education is the direct owner of 124,100 Shares, constituting approximately 124,100 of the Issuer’s Shares. Bios Capital Management, in its capacity as investment adviser to the Kleinheinz Family Foundation has the sole power to vote and dispose of such securities.

Robert Vernon Vanman is the direct owner of 200,000 Shares, constituting approximately 0.2% of the Issuer’s Shares. Bios Capital

Management, in its capacity as investment adviser to Robert Vernon Vanman has the sole power to vote and dispose of such securities.

Vanman Charitable Foundation is the direct owner of 200,000 Shares, constituting approximately 0.2% of the Issuer’s Shares. Bios Capital Management, in its capacity as investment adviser to the Vanman Charitable Foundation has the sole power to vote and dispose of such securities.

Bios Capital Management, LP (“Bios Capital Management”) in its capacity as the general partner of BEP SOF I has the ability to direct the management of the business of BEP SOF I, including the power to vote and dispose of securities indirectly beneficially owned by BEP SOF I. Additionally, Bios Capital Management act as the investment adviser to each of Precise Bios Special Opportunities LLC, Joseph O’Donnell, Kleinheinz Family Foundation for the Arts and Education, Robert Vernon Vanman, and Vanman Charitable Foundation, and has the ability to vote or dispose of the Shares reported by those persons or entities. Therefore, Bios Capital Management may be deemed to have indirect beneficial ownership of the Shares held by BEP SOF I, Precise Bios Special Opportunities LLC, Joseph O’Donnell, Kleinheinz Family Foundation for the Arts and Education, Robert Vernon Vanman, and Vanman Charitable Foundation.

Bios Advisors GP, LLC (“Bios Advisors”), in its capacity as the general partner of Bios Capital Management, has the ability to direct the management of the business of Bios Capital Management, including the power to vote and dispose of securities indirectly beneficially owned by Bios Capital Management. Therefore, Bios Advisors may be deemed to have indirect beneficial ownership of the Shares indirectly beneficially owned by Bios Capital Management, LP.

Aaron G.L. Fletcher is the direct owner of 1,136,188 Shares. Aaron G.L. Fletcher, in his capacity as Manager of Bios Advisors, has the ability to direct the management of the business of Bios Advisors, including the power to vote and dispose of securities indirectly beneficially owned by Bios Advisors. Therefore, Aaron G.L. Fletcher may be deemed to have indirect beneficial ownership of the Shares indirectly beneficially owned by Bios Advisors GP, LLC.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Units, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership herein are based on 92,294,734 Shares outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2023

BIOS SPECIAL OPPORTUNITY FUND II, LP

By:	Bios Equity Partners SOF I, its general partner

By:	Bios Capital Management, LP, its general partner

By:	Bios Advisors GP, LLC, its general partner

By:	/s/ Aaron Glenn Louis Fletcher, Manager

BIOS SPECIAL OPPORTUNITY FUND I, LP

By:	Bios Equity Partners SOF I, its general partner

By:	Bios Capital Management, LP, its general partner

By:	Bios Advisors GP, LLC, its general partner

By:	/s/ Aaron Glenn Louis Fletcher, Manager

BIOS EQUITY PARTNERS SOF I

By:	Bios Capital Management, LP, its general partner

By:	Bios Advisors GP, LLC, its general partner

By:	/s/ Aaron Glenn Louis Fletcher, Manager

PRECISE BIOS SPECIAL OPPORTUNITIES LLC

By:	Bios Capital Management, LP, its investment adviser

By:	Bios Advisors GP, LLC, its general partner

By:	/s/ Aaron Glenn Louis Fletcher, Manager

JOSEPH O’DONNELL

By:	Bios Capital Management, LP, its investment adviser

By:	Bios Advisors GP, LLC, its general partner

By:	/s/ Aaron Glenn Louis Fletcher, Manager

KLEINHEINZ FAMILY FOUNDATION FOR THE ARTS AND EDUCATION

By:	Bios Capital Management, LP, its investment adviser

By:	Bios Advisors GP, LLC, its general partner

By:	/s/ Aaron Glenn Louis Fletcher, Manager

ROBERT VERNON VANMAN

By:	Bios Capital Management, LP, its investment adviser

By:	Bios Advisors GP, LLC, its general partner

By:	/s/ Aaron Glenn Louis Fletcher, Manager

VANMAN CHARITABLE FOUNDATION

By:	Bios Capital Management, LP, its investment adviser

By:	Bios Advisors GP, LLC, its general partner

By:	/s/ Aaron Glenn Louis Fletcher, Manager

BIOS CAPITAL MANAGEMENT, LP

By:	Bios Advisors GP, LLC, its general partner

By:	/s/ Aaron Glenn Louis Fletcher, Manager

BIOS ADVISORS GP, LLC

By:	/s/ Aaron Glenn Louis Fletcher, Manager

AARON G.L. FLETCHER

By:	/s/ Aaron Glenn Louis Fletcher

INDEX TO EXHIBITS

Exhibit 99.1	Joint Filing Agreement